Williamsburg Investment Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

December 28, 2023

FILED VIA EDGAR

Ms. Mindy Rotter, Esq., CPA

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington, D.C. 20549-8626

Re:	Williamsburg Investment Trust (the “Trust”)

File Nos. 811-05685; 33-25301

Response to Comments on Form N-CSR for the Fiscal Year Ended March 31, 2023

Dear Ms. Rotter:

Set forth below is the Trust’s response to oral comments provided by the Division of Investment Management’s staff (the “Staff”) of the U.S. Securities and Exchange Commission on December 12, 2023, on the Trust’s annual shareholder report on Form N-CSR for the fiscal year ending March 31, 2023 (“Fiscal Year”). For your convenience, the Staff’s comments are set forth below in italics, followed by the Trust’s response.

Management Discussion of Fund Performance (“MDFP”) for the Davenport Funds

1.	The Staff notes that the primary benchmark used in the MDFP for the Davenport Value & Income Fund and the Davenport Equity Opportunities Fund is the Standard & Poor’s 500® Index (the “Index”), but the Index is not included in the line graph comparison of the initial and subsequent account values at the end of the most recently completed 10 fiscal years (“Line Graphs”). Please explain why the primary benchmark is not included in the Line Graphs.

Response: While the MDFP for the Davenport Value & Income Fund and the Davenport Equity Opportunities Fund includes the performance results of the Index during the Fiscal Year, there is no suggestion in the MDFP that the Index is the primary broad-based index used by either the Davenport Value & Income Fund or the Davenport Equity Opportunities Fund. The MDFP for the Davenport Value & Income Fund states that the Russell 1000® Value Index

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is the Fund’s primary index, while the MDFP for the Davenport Equity Opportunities Fund states that the Russell Midcap® Index is the Fund’s primary index.

2.	The Staff notes that the MDFP for the Davenport Value & Income Fund identifies the Russell 1000® Value Index as the Fund’s primary index. Please explain the discrepancy regarding the Davenport Value & Income Fund’s primary benchmark and confirm going forward the Fund will provide consistent disclosure.

RESPONSE: The MDFP for the Davenport Value & Income Fund correctly states that the Russell 1000® Value Index is the Fund’s primary index. While the MDFP for the Davenport Value & Income Fund includes the performance results of the Index, it does not identify the Index as the Fund’s primary index. The Trust believes that is has provided consistent disclosure regarding the benchmark for the Davenport Value & Income Fund.

3.	The MDFP for the Davenport Core Leaders Fund, the Davenport Value & Income Fund, and the Davenport Equity Opportunities Fund (the “Funds”) should be enhanced to include a broader discussion of the factors that materially affected the Funds’ performance during the Fiscal Year, including the relevant market conditions and the investment strategies and techniques used by the Funds’ investment adviser. Please explain how the Funds will address these requirements going forward.

Response: While the Trust believes the MDFP sufficiently addresses the factors that materially affected the Funds’ performance during the Fiscal Year, the Trust confirms that going forward, the Funds’ investment adviser will consider whether a broader discussion of the factors that materially affected the Funds’ performance during the Fiscal Year is warranted, in accordance with Item 27(b)(7) of Form N-1A.

Thank you for your comments. If you have any questions, please contact me at (513) 587-3454.

Very truly yours,

/s/ David James
David James Secretary

cc: John L. Chilton, Esq. Sullivan and Worcester LLP

Ultimus Fund Solutions, LLC www.ultimusfundsolutions.com	225 Pictoria Dive, Suite 450 Cincinnati, Ohio 45246	Phone: 513 587 3400 Fax: 513 587 3450

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